July 28, 1998

Caribbean Cigar Company
8305 N.W. 27TH Street
Suite 111
Miami, Florida 33122

Gentlemen:

         This letter shall serve to memorialize an agreement (the "Agreement") made on July 28, 1998, between Caribbean Cigar Company (the "Company") and Mr. Ron Jenkins, or assigns ("Jenkins"). Pursuant to the terms of the Agreement the Company and Jenkins have agreed that: (i) Jenkins will facilitate the consummation of an agreement between the Company and SJI Wholesale, Inc. ("SJI") whereby the Company would grant SJI the exclusive right to market the Company's products in the United States for which the Company would extend to SJI its normal distributor pricing which is a 20% discount of its published wholesale price subject to adjustment; (ii) Jenkins will attempt to arrange for the purchase of cigars manufactured for SJI by the Company; (iii) Jenkins will arrange for SJI to purchase certain of the inventory of the Company listed on Exhibit A hereto subject to minor modification for $500,000 (without interest) to be paid $10,000 per week directly to Finova Capital Corporation; (iv) on the date hereof Jenkins will wire $25,000 cash into the Company to cover payroll; and (v) Jenkins will assist the Company in either restructuring or repaying its debt obligations with Finova, including a potential guarantee of the Loan by Jenkins personally.

         In consideration for the services to be performed by Jenkins, the Company agrees to issue (the "Issuance") Jenkins 1,000,000 shares of preferred stock ("Preferred Shares") of the Company with 19.9% of such Preferred Shares entitling Jenkins to four votes per share immediately and the remaining 80.1% of the Preferred Shares entitling Jenkins to four votes per share upon the Company obtaining majority shareholder approval for the Issuance. Each Preferred Share is convertible (the "Conversion") into four shares of common stock of the Company (on a post reverse stock split basis) at a conversion price of $.80 per share for an aggregate of $800,000 which conversion must be effected by Jenkins on or prior to 48 months from the date of issuance (the "Conversion Period"). In the event such Conversion does not occur within the Conversion Period, Jenkins must immediately return the unconverted portion of the Preferred Shares to the Company. The Company also agrees to appoint Jenkins Chief Operating Officer and Executive Vice President of the Company and J.D. Jenkins as Chief Executive Officer and President of the Company. In addition, Jenkins, J.D. Jenkins, and two additional individuals to be selected by Jenkins, will be appointed to the Board of


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Directors of the Company. The Company shall also accept the resignation of Kevin
Doyle as Vice President and Director.

         The parties hereto acknowledge that the foregoing terms of the Agreement are binding as further evidenced by the corporate resolutions adopted by the Company on July 26, 1998; however, that definitive documents more specifically defining the terms set forth herein will be prepared and executed by the parties. If the foregoing accurately sets forth the agreement between the parties, please indicate your acceptance by signing in the space provided below and returning a copy to the undersigned.


         Very truly yours,

                                                          /s/ Ron Jenkins
                                                          ----------------------
                                                          Ron Jenkins
ACCEPTED AND AGREED TO
THIS 28TH DAY OF JULY, 1998.

CARIBBEAN CIGAR COMPANY

By:      /s/ Edward Williams
         ---------------------------
         Edward Williams, President


         /s/ Kevin Doyle
         ---------------------------
         Kevin Doyle, Vice President
         and Director